Exhibit 99.43

GREENBROOK TMS ANNOUNCES DATES FOR ITS THIRD QUARTER 2020 FINANCIAL RESULTS

October 20, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), will release its third quarter 2020 operational and financial results after market hours on November 10, 2020.

Third Quarter 2020 Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on November 11, 2020 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: (866) 521-4909

Toronto: (647) 427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): (800) 585-8367

Toronto: (416) 621-4642

Conference ID: 5597694

The conference call replay will be available from 1:00 p.m. ET on November 11, 2020, until 11:59 p.m. ET on December 11, 2020.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 500,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867